Exhibit 99.1

Lithium Americas Receives Notice of Intent for the
Thacker Pass Lithium Project

Vancouver, Canada, January 21, 2020 - Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") is pleased to announce the publication of the Notice of Intent (“NOI”) to prepare an Environmental Impact Statement (“EIS”) for the Thacker Pass lithium claystone project (“Thacker Pass” or the “Project”) located in northwestern Nevada. Thacker Pass is 100% owned by Lithium Nevada Corp. (“Lithium Nevada”), a Nevada corporation that is a wholly-owned subsidiary of Lithium Americas. The NOI formally commences the National Environmental Policy Act (“NEPA”) EIS preparation and public engagement process by the U.S. Department of the Interior Bureau of Land Management (“BLM”).

The NEPA process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process. The 12-month NEPA period is scheduled to include the BLM’s Record of Decision (“ROD”), representing the BLM’s final decision on Lithium Nevada’s application for an approved Plan of Operations. In October 2019, the BLM engaged ICF Jones & Stokes, Inc. (“ICF”), an experienced NEPA consultant, to prepare the EIS. The BLM, Lithium Nevada and ICF have entered into Memorandums of Understanding that define the timeline and support the overall management of the EIS-development process.

“The initiation of the EIS process by the BLM is a major accomplishment and milestone toward developing Thacker Pass as a low-cost and environmentally responsible source of lithium chemicals in the US,” commented Jonathan Evans, Lithium Americas’ President and CEO. “This achievement, which commences a mandated 12-month process to complete the EIS, was a team effort that required the coordination and commitment from the Bureau of Land Management, local and state government agencies, our partners and the team at Lithium Nevada.”

“The Thacker Pass Project is being engineered to produce low-cost, battery-quality lithium products reliably and at scale, however, the environmental design is a point of pride for the project team. Our goal is to produce the first carbon neutral lithium products, representing an innovative benchmark in the industry,” commented Alexi Zawadzki, CEO of Lithium Nevada. “Our vision is for a more sustainable battery supply chain in the US, with cathode and cell manufacturing located in close proximity to the proposed Thacker Pass mine site.”

The publication of the NOI on January 21, 2020, follows the final Plan of Operations which was accepted by the BLM in September 2019. The Plan of Operations includes production of battery-grade lithium hydroxide and lithium carbonate, lithium metal (up to 60,000 tons per annum (“tpa”) of lithium carbonate equivalent (“LCE”)), and battery manufacturing. The Company is targeting an initial phase (“Phase 1”) production capacity of approximately 20,000 tpa of battery-quality lithium hydroxide, in addition to approximately 2,000 tpa of battery-quality lithium carbonate. The anticipated timing of key permitting milestones to begin construction in early 2021 are highlighted in Figure 1.

Figure 1 – Thacker Pass - Anticipated Permitting Process

The Company’s engagement with government, the Fort McDermitt Tribe and local stakeholders is planned to continue over the next year in anticipation of the ROD being issued by early 2021. The ROD will include the agency’s decision, alternatives considered and the plans for mitigation and monitoring, if required.

Environmental & Social Responsibility

Carbon Accounting
The proposed Thacker Pass mining and metallurgical process is being designed to achieve or exceed carbon-neutral scope 1 emissions status as defined by the Greenhouse Gas Protocol (“Scope 1”). The low carbon footprint is expected due to 1) the unique nature of the ore, which requires low energy to extract, beneficiate and process, and; 2) heat from the exothermic process which is designed to be captured to generate carbon-free electricity and steam. The cogeneration facility is expected to provide enough electricity to operate the plant and mine with the potential for excess electricity to be sold to the grid. Carbon-free steam is expected to be used in the plant (no natural gas or other fuel is required to make steam). Furthermore, solar power generation and electric trucks are also being evaluated to further reduce carbon emissions beyond Scope 1.

Through innovative design, Thacker Pass is being developed as a potential model of sustainability in the extraction and processing of critical minerals required for a low-carbon economy. Many years of environmental monitoring data was collected and used to locate project infrastructure in areas of lowest environmental impact. The sound and air emissions control systems have been engineered to use the best available technology, resulting in a design that exceeds regulatory requirements. Within the proposed processing facility, water recycling is expected to be employed throughout the facility to minimize consumption (Phase 1 requires approximately the same amount of water as 2-3 alfalfa irrigation pivots).

Lithium Americas made the decision in 2018 to move the Project south of the Montana Mountains in order to avoid disturbance in sensitive ecological areas located within the mountains. The Company has collected baseline environmental data over a seven-year period and has provided a full set of baseline reports to the BLM. The data and related modeling indicate that there will not be any adverse impact to local streams or related wildlife habitat, either directly or indirectly, and these data are being used to draft the EIS.

Community Engagement
Lithium Americas engaged with local stakeholders throughout the project definition and design process in a transparent consultation process. Several open houses have been held since 2017, with more scheduled in 2020. A Project Engagement Agreement with the local Fort McDermitt Tribe continues to be in place to ensure that tribal members are fully engaged and informed of the project, including employment and training opportunities prior to proposed construction and operations.

Great Basin Sagebrush Restoration Fund
The Great Basin Sagebrush Restoration Fund founded by Lithium Americas and the University of Nevada, Reno Foundation is now the largest research fund of its kind in the US. Progress continues in 2020 on developing innovative sagebrush restoration technologies in including coated seeds, genetics and restoration modeling.

Winnemucca Office
In anticipation of construction commencing, pending permits and financing, a project office in Winnemucca was established in December 2019. The office is staffed full time to respond to public questions about the project, including employment and contracting opportunities.

Employment
During the proposed two-year construction and commissioning period, it is anticipated that approximately 1,000 jobs would be created. Approximately 350 high-paying jobs are anticipated during Phase 1 operations. Northern Nevada has limited career opportunities, which emphasizes the potential for the Project to provide a positive impact on the local economy.

Scalability

The lithium deposit hosted in the McDermitt Caldera has been drilled extensively by Lithium Americas and heritage owners of the claims.

However, the full extent of the deposit has not been defined. To this end, Lithium Americas has also submitted a Plan of Operations for exploration in parallel to mine Plan of Operations. Approval of this plan would allow Lithium Americas to explore other areas within Thacker Pass that have potential for lithium enriched sediments, including areas south of Highway 293 and areas east of the proposed pit (Figure 2).

Figure 2 – Thacker Pass Plan of Operations for Mining and Processing (blue) and Exploration (red).

Process Research Facility

Lithium Americas has successfully produced over 5,000 kg of high-quality lithium sulphate, the precursor for lithium hydroxide and lithium carbonate, at the Company’s process testing facility in Reno, Nevada. Lithium sulphate has been sent to crystallization vendors to make battery quality lithium hydroxide samples and provide the process flow sheet and cost estimates.

Additional mineralized material from the Thacker Pass deposit was collected in 2019 from numerous areas of the proposed pit. These samples, totaling approximately 60 tonnes of material, represent the various ore types predicted to be encountered across the proposed pit area. The samples continue to be processed at the facility to optimize and further increase confidence in the flow sheet.

Feasibility Study

Building on the results of the National Instrument 43-101 (“NI 43-101”) Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, dated August 1, 2018, Lithium Americas is currently working with Sawtooth Mining LLC (exclusive mining contractor for Thacker Pass), TIC-The Industrial Company, a division of Kiewit Corporation, and professional services firms to produce a feasibility study. The Company is targeting a Phase 1 production capacity of approximately 20,000 tonnes per annum of battery-quality lithium hydroxide, in addition to approximately 2,000 tonnes per annum of battery-quality lithium carbonate. Lithium Americas expects to release a NI 43-101 feasibility study on Thacker Pass by mid-2020.

Financing Strategy

Lithium Americas continues to evaluate a variety of strategic financing options, including the possibility of a joint venture partner for the development of Phase 1 of Thacker Pass. The Company expects to begin a formal financing process in 2020, which will include the shipment of samples of lithium hydroxide to potential customers and partners.

Qualified Persons

The scientific and technical information in this news release has been reviewed and approved by Dr. Rene LeBlanc and Randal Burns, Qualified Persons for purposes of NI 43-101. Dr. LeBlanc is the Chief Technical Officer for the Company and Mr. Burns is a VP Exploration at Lithium Nevada Corp., a wholly-owned subsidiary of the Company.

Further information about the Project, including a description of the key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, methods relating to resources and factors that may affect those estimates are contained in the technical report entitled “Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA” with an effective date of August 1, 2018, which is available on SEDAR and on the Company’s website.

About Lithium Americas:

Lithium Americas owns a 50% interest in the Caucharí-Olaroz lithium project under construction in Jujuy, Argentina. Lithium Americas through a wholly owned subsidiary, Lithium Nevada, owns 100% of the Thacker Pass lithium project located in Nevada and the largest known lithium deposit in the United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E5
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements & Information

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Forward-looking information can be identified by the use of words such as seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, without limitation, the expected outcome and timing of EIS and permit applications and other environmental, timing and results of community engagement and other social matters; the timing and results of the proposed feasibility study on the Thacker Pass project; timing, cost, quantity, capacity and product quality of production at the Thacker Pass Project; addition of a joint venture partner or other financing options; sufficiency of water rights and regulatory approvals in connection therewith; estimates of mineral resources and underlying assumptions related thereto, future exploration activities and results thereof; development of mineral resources and mineral reserves; processing and engineering technology; and patent applications.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences, and accordingly, the Company can give no assurance that these assumptions and expectations will prove to be correct. With respect to forward-looking information included in this news release, the Company has made assumptions regarding, among other things: reliability of government permitting processes and stated deadlines, current technological trends; ability to fund, advance and develop the Project; the ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals; demand for lithium; impact of increasing competition in the lithium business, including the Company’s competitive position in the industry; general economic conditions; stability and support of legislative, regulatory and community environment in the jurisdiction where it operates; estimates of and changes to market prices for lithium and commodities; exploration, development and construction plans and costs for the Project; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities; the ability to achieve commercial production; and accuracy of budget and construction estimates.

Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others: the Project may not be developed as planned, and there is uncertainty as to whether there will ever be production at the Project; cost overruns; market prices affecting development of the Project; risks with ability to successfully secure adequate financing or addition of a joint venture partner; risks to the growth of the lithium markets; lithium prices; inability to obtain required governmental permits and that operations may be limited by government-imposed limitations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations; risks associated with not having production experience; operational risks; changes in government regulations; changes in environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties regarding assumptions underlying such estimates; whether mineral resources will ever be converted into mineral reserves; opposition to development of the Project; surface access risk; geological, technical, drilling or processing problems; liabilities and risks; health and safety risks; unanticipated results; unpredictable weather; unanticipated delays; reduction in demand for lithium; inability to generate profitable operations; intellectual property risks; dependency on key personnel; currency and interest rate fluctuations; and volatility in general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.